United National Film Corporation

                                  211 West Wall
                              Midland, Texas 79701

                                  432-682-1761
                             Facsimile: 432-682-2560


Brian K Bhandari
Staff Accountant
Securities and Exchange Commission
Washington DC 20549
Via Edgar System filing

RE:File 033-25350-FW

Dear Mr. Bhandari:

I am responding to your letter of the 2nd of October 2006.

After a review of your questions I have revised the text to clarify the questions raised in regard to the 8-K filed September 28, 2006. This is the updated text:

APPOINTMENT OF S. W. HATFIELD, CPA

On January 11, 2006 the Board of Directors and Management of United National Film Corporation (Company) engaged S.W. Hatfield CPA to review interim financial statements per Regulation S-B 228.310 (Item 310) and in that capacity the following filings were reviewed: 10QSBs for the periods ending September 30, 2003, December 31, 2003, March 31, 2004, September 30, 2004, December 31, 2004,
March 31, 2005, September 30, 2005, December 31, 2005 and March 31, 2005.

On September 25, 2006, the Board of Directors and Management of United National Film Corporation engaged the registered certified public accounting firm of S.
W. Hatfield, CPA as successor auditors for the Company, commencing with the year ended June 30, 2006.

During the Company's two most recent fiscal years (ended June 30, 2005 and 2004) and from July 1, 2005 to the date of this engagement (September 25, 2006), the Company had not consulted with S. W. Hatfield, CPA regarding either (i) the application of accounting principles to a specified transaction, either completed or contemplated, or the type of audit opinion that might be rendered on the Company's financial statements, and either written or oral advice was provided to the Company that was an important factor considered by the Company
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in reaching a decision as to the accounting, auditing or financial reporting issue; (ii) or any matter that was the subject of a disagreement or event required to be reported under Item 304(a)(1)(iv) of the Regulation S-B and the related instructions thereto.

The Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the Untied States.

Sincerely,


/s/ Glenn A. Little
--------------------------
Glenn A. Little